

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Maria Fernandes
President/Treasurer/Secretary
H 16/B, Adsulim
Benaulim, Goa, India 403716

  **Re: Lisboa Leisure, Inc.**
     **Registration Statement on Form S-1**
     **Filed July 27, 2010**
     **File No. 333-168337**

Dear Ms. Fernandes:

  We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness.  It is not supposed to present a description of your future plans or aspirations.  You need to revise the entire document so that it accurately presents your current situation.  You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way.  Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan.  The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

Prospectus Cover Page

2. Please revise the Subject to Completion legend to remove the reference to selling shareholders or please advise.

Summary, page 1

3. Please revise the first paragraph of the summary to clarify that it provides a brief overview of the "key" aspects of the offering as opposed to "some information from this prospectus."  Refer to the Instruction to Item 503(a) of Regulation S-K.

The Offering, page 1

4. We note your statement that "there is no minimum offering" of the shares of common stock, which appears to conflict with disclosure elsewhere in your filing.  Please reconcile or advise.

5. Refer to the "Net Proceeds to Our Company" section.  Please revise to reflect the net proceeds to your company, which after offering expenses of $12,000, appear to be $20,000.  Alternatively, advise.

Risk Factors, page 3

General

6. We note in several risk factors that you discuss needing additional funds or incurring expenses in order to implement your business plan, apply for permits and obtain licenses, build a beach shack and comply with federal securities laws upon becoming a public company.  In each of these risk factors please quantify the amount of additional funds that you will need or the expenses that you anticipate incurring.

7. Please create a risk factor that the executive officer is currently not receiving any compensation and disclose what compensation she ultimately expects to receive.  In this regard, we note your disclosure on page 22 that Ms. Fernandes will receive compensation from the company and that she has the power to set her own compensation as sole officer and director of the company.

8. Please create a risk factor to discuss any impact the current state of the economy and specifically the current state of the tourism industry may have on your ability to operate a beach shack.

<u>We need to continue as a going concern, page 3</u>

9. Please specify the part of your business plan that you have completed. In this regard, we note your disclosure on page 1 that your limited operations consist of the formation of your business plan and the identification of your target market.

10. Please revise to discuss the risks associated with the following: permits are granted on a "lottery" basis, preference is given to operators with experience in the beach shack operating industry, and each year you will have to reapply for a permit in order to operate.

<u>Compliance with health and other government regulations, page 3</u>

11. Please revise to specify the licenses and permits that you will be required to obtain before commencing operation of the beach shack. If you have taken no steps to obtain such licenses and permits, state this and discuss the risks of your failure to do so.

<u>Use of Proceeds, page 9</u>

12. Please revise to include a line item for the $12,000 in offering expenses that you will incur or advise. Please also include a line item to disclose the estimated expenses associated with complying with your public company reporting requirements or advise.

13. We also note that you do not intend on initiating the application for erecting and operating your beach shack until you have completed the offering. Please advise as to how you intend to begin operations in November 2010 if you do not have the funds to apply for a permit until the completion of the offering which may not occur until 180 days after the effectiveness of the registration statement.

<u>Plan of Distribution, page 11</u>

<u>Procedures and Requirements for Subscription, page 12</u>

14. Please file your Subscription Agreement as an exhibit to the registration statement or advise.

<u>Description of Our Business, page 14</u>

<u>Business of Issuer, page 14</u>

15. Please revise to clarify, if true, that licenses for beach shacks are issued for the tourist season from November to April and that you must reapply for one each year.

16. We note that Ms. Fernandes plans to devote approximately 5 hours per week to your company. Please revise your disclosure to discuss how you will be able to erect and operate a beach shack by November 2010 with your sole employee devoting only 5 hours a week to your company.

17. We note that if you are not able to begin operations in November 2010, you will have to drastically reduce your operations and apply again in 2011. Please revise this section and your Plan of Operation section starting on page 24 to include information for the next twelve months if you are not able to begin operations in 2011.

Overview of Goa, page 15

18. Please revise this section and each of the "Beaches of Goa" section and "Beach shacks of Goa" sections so that they discuss the area and the type of beach shack which is similar to the beach shack you are proposing to establish. Please also revise to remove qualitative language such as "most popular tourist destinations in the world" and "most significant tourist zones."

Beach shacks of Goa, page 15

19. Please advise as to why you have an internet web address at the end of this section and at the end of the "Beach shack application and license" section or please remove.

Beach shack application and license, page 16

20. Please also revise to include a more detailed discussion of the permit process and the steps you have taken and plan to take in order to obtain a permit. Include a timeline of each step of the process, if applicable. For example, include the following:
   - When you plan to submit the application and the due date of such application;
   - The steps you plan to take to meet with various government officials and the estimated timetable for such meetings;
   - The exact beach location for which you plan to obtain a permit;
   - If available, the percentage of beach shack permit applications that are granted so that investors may get a sense of the likelihood you will obtain a permit;
   - How long the approval process takes once an application is submitted and, if available, the date that the permit lottery will be held.

21. Please revise this section to include information regarding the application and licensing process such as the number of licenses available at Velledo beach where you plan to erect and operate your beach shack and the lottery system utilized to grant these licenses. Please also revise to disclose the application preference for those who have experience operating beach shacks and discuss how this preference will affect your plans.

22. Please provide support for your statement that the "allocation of shack licenses has become a controversial issue, as there is much profit to be had from them" or please delete.

### Existing Government Regulations, page 16

23. For each license and permit that you will require, please revise to disclose the nature of the application and approval process, the costs of these licenses and permits, the steps you have taken to obtain them, and, if you plan to take such steps in the future, the approximate timetable for applying and obtaining these licenses and permits.

### Beach Shack, page 17

24. Please revise here and in your "Marketing Strategy" section to disclose any steps you have taken to form relationships with tour operators, advertise at nearby hotels and resorts, and form alliances with tour operators and taxis and whether you have any agreements in place with any of these parties. If you have not taken any steps or do not have any agreements in place, please state this and disclose that you may not be able to form such relationships. Additionally, please revise to include an estimate of how much you plan to pay or receive in commissions with any of these parties.

### Competition and Competitive Strategy, page 17

25. We note that you hope to compete on the basis of price, quality and personalized service. Please revise to specifically disclose how you intend to do so. How will your proposed pricing compare with other beach shacks in the same area? Will you have more employees than other beach shacks in order to offer more personalized service?

### Subsidiaries, page 18

26. We note that you plan to conduct your activities through an acquired shell company incorporated in India. Please revise your filing to include all implications of this to investors. For example, revise to disclose in the summary that you will be a holding company of a foreign enterprise, as opposed to a U.S. company conducting operations in India, and the risks associated with the fact that you will dependent on the operating subsidiary for any cash flow.

27. Please revise to discuss any steps you have taken to acquire a shell incorporated company, the steps you plan to take in the future, and the estimated costs associated with such an acquisition. If you intend to use proceeds of the offering to acquire a business, please revise your "Use of Proceeds" section accordingly.

Management, page 19

28. Please advise as to how Ms. Fernandes will be able to spend 60 hours per week at the beach shack while she is also managing her own separate private business. Please also revise your disclosure to discuss your plans for handling any conflicts between your business and Ms. Fernandes' other business interests.

Certain Relationships and Related Transactions, page 22

29. Please advise what is meant by the disclosure in the third paragraph of this section that your business plan contemplates that you will contract your services from Ms. Fernandes.

Management's Discussion and Analysis of Financial Condition, page 24

Plan of Operation, page 24

30. Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

31. You state that you intend to apply for a permit from the Department of Tourism after you have raised the "required $16,000," which appears to conflict with disclosure elsewhere in your filing. Please reconcile or advise.

32. Refer to the third, fourth and sixth paragraphs. Please update this section to reflect the current status of your business plans. For example, elsewhere in your filing you state that you have already identified a location for your beach shack. In addition you state that you will apply for a permit at the completion of the offering, which conflicts with the disclosure here. Finally, you state that you do not expect to realize any revenues for the first sixth months of operations which conflicts with disclosure elsewhere in the filing.

33. For each budget line item, please disclose the basis for the estimate listed. As you have very few steps to implement your business plan, we are unable to determine how you arrived at these estimates.

34. We note your disclosure that your revenues will consist of commissions from operators of various tour destinations for introducing them to your customers. Please advise whether you have any agreements in place with any tour destination operators and how much of your revenue you plan to derive from these commissions.

Limited operating history and need for additional capital, page 26

35. The disclosure in the second paragraph of this section appears to conflict with your disclosure throughout the rest of your registration statement regarding your intended business.  Please advise or revise.

Item 17. Undertakings, page 30

36. Please revise the undertakings to match the language as set forth in Item 512(a) of Regulation S-K and include the undertaking contained in Item 512(a)(6) of Regulation S-K.  In addition, please determine whether the registrant is relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking or please advise.

Legal Opinion of Counsel, Exhibit 5.1

37. Please revise the second sentence of the second paragraph to state that you relied on those items listed in the sentence for factual matters only.

38. Please advise why you have included the qualification "sold pursuant to the provisions of the Registration Statement" in the fourth paragraph of your opinion or please revise this qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc:  Mr. Iqbal Boga, Esq. *via facsimile* (775) 887-0738